

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 6, 2011

<u>Via E-Mail</u>

Abigail Arms, Esq.
Shearman & Sterling LLP
801 Pennsylvania Avenue, NW
Suite 900
Washington, DC 20004-2634

> **Re: Oil Service HOLDRS Trust; File No. 5-86410**
> **Regional Bank HOLDRS Trust; File No. 5-86411**
> **Biotech HOLDRS Trust; File No. 5-86409**
> **Retail HOLDRS Trust; File No. 5-86412**
> **Semiconductor HOLDRS Trust; File No. 5-84554**
> **Pharmaceutical HOLDRS Trust; File No. 5-79676**
> **Amendment No. 1 to Schedule 14D-9 filed on December 5, 2011**

Dear Ms. Arms:

We have reviewed your filings and have the following comments.

Please respond to this letter by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to your filings and the information you provide in response to these comments, we may have additional comments.

Schedule 14D-9

Reasons for the Recommendation, page 8

1. We note your response to comment one in our letter dated November 30, 2011. Please revise to quantify and describe the tiered payments if more than 60% but less than 70% of the HOLDRS are tendered, if 70% or more but less than 80% are tendered, and if 80% or more are tendered in the exchange offers.

2. Please confirm to us supplementally that the range of $7.5 million to $55 million equals the aggregate payment amount for the six HOLDRS and that $27 million equals the aggregate additional payment for the six HOLDRS.

Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Peggy Kim

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions

cc: Crista D'Alimonte
       Shearman & Sterling LLP